August 28, 2019

Jihong Liang
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

       Re: 36Kr Holdings Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 14, 2019
           CIK No. 0001779476

Dear Ms. Liang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 25, 2019.

Amendment No. 1 to Form F-1 Draft Registration Statement Submitted August 14,
2019

Prospectus Summary
Our Business, page 1

1. We note your response to prior comment 1. Please clarify, as you state in your response, that none of your Global Fortune 100 or Top 100 New Economy customers individually contributed significantly to your 2018 revenue.
 Jihong Liang
FirstName LastNameJihong Liang
36Kr Holdings Inc.
Comapany Name36Kr Holdings Inc.
August 28, 2019
August 28, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Data, page 78

2. We note your response to prior comment 6. Please expand your disclosures of the
         Average Monthly Page View to include a discussion that will provide an understanding of the correlation of the Average Monthly Page View to the Cost per Day and cost-per-
         advertisement models. You note in your response that page views are apparently not a direct contributor to revenues but provide an indirect benefit that "enhances the
         Company's brand awareness and influence." In addition, in view of your Risk Factor disclosures that state, "Our business, prospects and financial results may be affected by our relationship with third-party platforms" and that key operating metrics "are calculated using our internal data as well as third-party platform's data, [and] have not been validated by an independent third party, and may not be indicative of our future operation results", it would appear to be material information to investors to include the tabulation of page views between your self-operated platforms and third party platforms to provide insight into your disclosed risks.
2. Significant Accounting Policies
(n) Revenue recognition, page F-21

3. We note your response to prior comment 16 that articles are initially displayed in a prominent position of the 36Kr Platforms for a very short period of time and can only be accessed by search subsequent to this initial display. Please tell us if revenues are only earned when the articles are initially displayed or if the customers are also obligated to make additional payments when articles are displayed upon subsequent searches. Please tell us how you evaluated whether revenues from the initial posting or any subsequent search revenues represent performance obligations satisfied over time. We refer you to
         ASC 606-10-25-27 and ASC 606-10-55-4 to 6.
        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Information Technologies
                                                               and Services